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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

MORTON INDUSTRIAL GROUP, INC.
(Name of Issuer)
Class A Common Stock, $0.01 par value
(Title of Class of Securities)
619328 10 7
(CUSIP Number)
William D. Morton
1021 West Birchwood
Morton, Illinois 61550
(309) 266-7176

with a copy to:

Sean M. Jones
Kennedy Covington Lobdell & Hickman, L.L.P.
214 North Tryon Street
47th Floor
Charlotte, North Carolina 28202
(704) 331-7400
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
August 25, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Continued on following pages)
Page 1 of 7 Pages

CUSIP No.	619328 10 7	Page	2	of	7

1	NAMES OF REPORTING PERSONS: William D. Morton

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	619328 10 7	Page	3	of	7

1	NAMES OF REPORTING PERSONS: Mark W. Mealy

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	619328 10 7	Page	4	of	7

1	NAMES OF REPORTING PERSONS: Eastover Group LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	North Carolina

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

     EXPLANATORY NOTE: This Amendment No. 1 (this “Amendment”) is filed jointly on behalf of William D. Morton, Mark W. Mealy and Eastover Group LLC, a North Carolina limited liability company (collectively, the “Reporting Persons”). This Amendment, among other things, supplements (1) the Schedule 13D originally filed by William D. Morton on October 29, 1997, as amended by Amendment No. 1 thereto on January 30, 1998 and by Amendment No. 2 thereto on September 8, 2003, (2) the Schedule 13D originally filed by Mark W. Mealy on September 4, 2003, as amended by Amendment No. 1 thereto on December 17, 2004, and (3) the Schedule 13D originally filed by the Reporting Persons on March 29, 2006 (the “Schedule 13D”). Except as provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D.
     The Schedule 13D is hereby amended as follows:
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
     Except for securities contributed to MMC Precision Holdings Corp. (“Holdings”), all securities of the Company previously owned by the Reporting Persons were converted into the right to receive $10.00 per share of Common Stock, in connection with the merger of MMC Precision Merger Corp. (“Merger Sub”), a wholly-owned subsidiary of Holdings, with and into the Company on August 25, 2006 (the “Merger”), pursuant to the Agreement and Plan of Merger, dated as of March 22, 2006, by and among Holdings, Merger Sub and the Company (the “Merger Agreement”). Pursuant to the Merger Agreement, upon the completion of the Merger, (A) each share of Common Stock was converted into the right to receive $10.00 per share and (B) each option to purchase Common Stock was converted into the right to receive $10.00 per share minus the exercise price of such option and any applicable withholding obligations.
     Pursuant to a Contribution Agreement dated March 22, 2006 by and among the Reporting Persons, Holdings and the other parties thereto (the “Contribution Agreement”), immediately prior to the Merger, certain shares of Class A Common Stock held by the Reporting Persons were contributed to Holdings (the “Contribution”) in exchange for shares of Holdings common stock.
  (a)—(b)(i) William D. Morton. Mr. Morton owns no shares of Common Stock of the Company.
     Immediately prior to the Contribution and the Merger, Mr. Morton beneficially owned an aggregate of 1,325,000 shares of Common Stock, consisting of:
     (A) 1,225,000 shares of Class A Common Stock held directly by Mr. Morton; and
     (B) 100,000 shares of Class B Common Stock held directly by Mr. Morton.
     Pursuant to the Contribution Agreement, immediately prior to the Merger, Mr. Morton contributed 550,000 shares of his Class A Common Stock to Holdings in exchange for shares of Holdings common stock. As a result, 775,000 shares of Mr. Morton’s Common Stock were disposed of in the Merger.
     (ii) Mark W. Mealy and Eastover Group LLC. Mr. Mealy and Eastover own no shares of Common Stock of the Company.
     Immediately prior to the Contribution and the Merger (but giving effect to the accelerated vesting of stock options resulting from the Merger), Mr. Mealy beneficially owned an aggregate of 1,092,584 shares of Common Stock, consisting of:

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     (A) 915,678 shares of Class A Common Stock owned directly by Eastover;
     (B) 176,906 shares of Class A Common Stock owned directly by Mr. Mealy;
     (C) 56,667 shares of Class A Common Stock that were issuable upon the exercise of options; and
     (D) 3,895 shares of Class A Common Stock that were issuable upon Mr. Mealy’s retirement or other cessation of service as a director of the Company.
     Pursuant to the Contribution Agreement, immediately prior to the Merger, Eastover contributed 360,000 shares of its Class A Common Stock to Holdings in exchange for shares of Holdings common stock. As a result, (A) 555,678 shares of Eastover’s Common Stock were disposed of in the Merger, (B) 176,906 shares of Mr. Mealy’s Class A Common Stock were disposed of in the Merger and (C) the options to purchase 56,667 shares of Class A Common Stock were converted in the Merger into the right to receive payment per share equal to $10.00 minus the exercise price of such share.
  (c) On August 18, 2006, Mr. Morton transferred 28,990 shares of Class A Common Stock to The Fidelity Charitable Gift Fund, a not-for-profit charitable organization. On August 21, 2006, Eastover Group LLC also transferred 70,000 shares of Class A Common Stock to The Fidelity Charitable Gift Fund. Except for the aforementioned transactions and those described in Items 5 and 6, none of the Reporting Persons has effected any transactions in the Common Stock during the past 60 days.
  (e) As of the effective time of the Merger on August 25, 2006, the Reporting Persons ceased to be beneficial owners of more than five percent (5%) of the Company’s Common Stock.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.
     Item 6 of the Schedule 13D is hereby amended to add the following information.
     On August 25, 2006, Merger Sub merged with and into the Company. As a result of the Merger, all Common Stock and options to purchase Common Stock then outstanding were converted into the right to receive payment therefor in accordance with the terms of the Merger Agreement.

6

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 28, 2006	/s/ William D. Morton
William D. Morton

/s/ Mark W. Mealy
Mark W. Mealy

Eastover Group LLC
	By:	/s/ Mark W. Mealy
		Name:	Mark W. Mealy
		Title:	Managing Member

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